UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-Held
CNPJ # 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) announces to its shareholders, clients, employees and the market that, on October 18th, 2009, the Boards of Directors of Odontoprev S.A. (OdontoPrev) and of Bradesco, the latter as the indirect controlling shareholder of Bradesco Dental S.A. (Bradesco Dental), approved the execution, between OdontoPrev and Bradesco Dental, of an Association Agreement and Other Covenants (Association Agreement), which establishes the rules for the integration of the activities carried out by OdontoPrev and Bradesco Dental in the dental insurances field, by means of the merger of Bradesco Dental shares into OdontoPrev, as a result, Bradesco Dental becomes OdontoPrev’s wholly-owned subsidiary and Bradesco Saúde S.A. (Bradesco Saúde), the direct controlling shareholders of Bradesco Dental, receives the shares issued by OdontoPrev (Transaction).

After the Transaction is Completed:

a) Bradesco Saúde shall hold 43.50% of OdontoPrev’s Capital Stock and the shareholders of OdontoPrev shall hold the remaining 56.50% of OdontoPrev’s Capital Stock, as follows:

b) Bradesco Saúde and Mr. Randal Luiz Zanetti (the latter directly and through ZNT Participações Ltda., a company controlled by him) shall hold, jointly, 51.06% of OdontoPrev’s Capital Stock. They executed, also on October 18th, 2009, a Shareholders’ Agreement (Agreement) to regulate the exercise, amongst others, of voting right, the management and transfer of shares, whose efficacy shall be conditioned to the completion of the Transaction;

c) pursuant to the Agreement, the Board of Directors shall be composed of 8 members, 3 members of whom shall be appointed by Bradesco Saúde (including its Chairman), 3 members by Mr. Randal Luiz Zanetti and 2 independent members, in compliance with BM&FBovespa’s Novo Mercado Rules; and

d) OdontoPrev shall enter into an operating agreement with Bradesco, which shall ensure and regulate the conditions for the distribution of OdontoPrev’s and its subsidiaries’ dental plans through Bradesco’s Branch Network, throughout the country.

The association of both companies shall provide scale and synergy gains by combining the best practices of claim management and, mainly, the merger of commercial platforms.

The newly-created company’s net revenue is already R$ 533 million, with approximately 4 million insured lives, based on June 30th, 2009

The Transaction is subject to the authorization of the Agência Nacional de Saúde Suplementar (National Agency for Supplementary Health) and to other conditions precedent set forth in the Association Agreement, as well as to the execution and signature of corporate documents, preparation of appraisal reports, and the final approval of the relevant corporate bodies, including the Shareholders’ Meeting of OdontoPrev and Bradesco Dental. The Transaction shall also be presented to the relevant antitrust agencies.

Banco Bradesco BBI S.A. was the sole advisor to Bradesco Saúde in the Transaction.

Cidade de Deus, Osasco, SP, October 19th, 2009

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Jean Philippe Leroy, phone 55 11 2178-6201, e-mail: 4823.jean@bradesco.com.br or Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.